Exhibit 99.1

ZK INTERNATIONAL GROUP CO., Ltd. ANNOUNCES $1.2 MILLION CONTRACT WITH THE
XINGRONG GROUP, ONE OF CHINA'S LARGEST WATER SUPPLY AND TREATMENT COMPANIES

WENZHOU, China, January 18, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (NASDAQ: ZKIN)  ("ZKIN" or the "Company"), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce that the Company entered into a $1.2 million contract with The XingRong Group, one of the largest water treatment and supply company in Western China.

Pursuant to this Phase I stainless steel pipe procurement contract, the Company will supply approximately 280,000 meters of piping and 280,000 pipe fittings over the course of one year to the XingRong Group. The pipe products will be used for XingRong’s water supply infrastructure construction projects to supply households with clean drinking water.

Mr. Jiancong Huang, ZK International's Chief Executive Officer, stated, “We are pleased that we have the opportunity to work with the XingRong Group, one of the largest water treatment and supply companies in Western China. We share the same passion to deliver quality water to households. Our patented stainless steel pipe products are our solution to lay down the necessary infrastructure to achieve that. We are very excited to continue building our relationship with companies committed to building sustainable and responsible pipelines, such as the XingRong Group.”

About the XingRong Group

The XingRong Group is a comprehensive water treatment and supply company. XingRong has 10 water supply facilities, 16 water treatment facilities, 2 garbage power plants, 2 landfill leachate plants, and 2 sewage sludge treatment plants in China. With more than 4,300 employees and 27 subsidiaries, the group currently serves a population of 30 million.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International's registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: +1 (212) 896-1242

ZKInternational@KCSA.com